DREYFUS INVESTMENT FUNDS
200 Park Avenue
New York, New York 10166

April 9, 2013

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549
Attention:  Karen L. Rossotto

Re:	Dreyfus Investment Funds
Registration Statement on Form N-14 (File No. 333-186809)

Ladies and Gentlemen:

Dreyfus Investment Funds, a Massachusetts business trust (the "Registrant"), respectfully requests that the Registrant's Registration Statement on Form N-14 (File No. 333-186809) filed on February 22, 2013 (the "Registration Statement") be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Registration Statement contains a prospectus/proxy statement, which reflects a proposal to the shareholders of Dreyfus Small Cap Equity Fund (the "Fund"), a series of Dreyfus Stock Funds, to transfer the Fund's assets, subject to its liabilities, to Dreyfus/The Boston Company Small Cap Value Fund, a series of the Registrant (the "Acquiring Fund"), in exchange for shares of the Acquiring Fund (the "Reorganization").

The Registrant is seeking to withdraw the Registration Statement because it no longer intends to seek approval of the Reorganization by the Fund's shareholders or offer shares of the Acquiring Fund in connection with such Reorganization at this time.  No solicitations have been made and no shares have been issued or sold under the Registration Statement.  The Dreyfus Corporation ("Dreyfus") and The Boston Company Asset Management, LLC, an affiliate of Dreyfus, believe that the approval of the Securities and Exchange Commission (the "Commission") of this application would be consistent with the public interest and the protection of investors.

The Registrant respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement.

Please direct any questions regarding this matter to Nicole M. Runyan of Stroock & Stroock & Lavan LLP at 212.806.6443.

Sincerely,

/s/ Jeff Prusnofsky
Jeff Prusnofsky
Vice President